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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Binter, of Spain, Will Receive it’s First E195-E2 in 2019

Amsterdam, Netherlands, November 13, 2018 – Embraer announced that Binter Canarias, of Spain, will receive its first E195-E2 jet in the second half of 2019, becoming the first European customer of the E-Jets E2’s largest model. The airline signed a firm order with Embraer for three E195-E2s. The contract also includes purchase rights for two additional aircraft of the same model.

This agreement was previously announced as a Letter of Intent (LoI) with an “undisclosed customer” at the Farnborough Air Show 2018, in July. With all options being exercised, the contract has a list price of USD 342 million. The order was included in Embraer’s third quarter backlog of 2018. The airline will configure the aircraft with 132 seats in a very comfortable single-class layout.

“Embraer is proud to welcome Binter to the expanding base of E-Jets operators in Europe,” said Martyn Holmes, Vice President, Europe, Russia & Central Asia, Embraer Commercial Aviation. “Embraer’s E2 family is the quietest, cleanest and most fuel efficient next-generation single-aisle aircraft family in the world. Compared to the regional jets currently utilized by Binter, the E195-E2 will provide greater operational flexibility with more seats, more range and unmatched passenger comfort, with lower operating costs.”

“At Binter we have always believed in offering our customers quality service and, for us, fleet modernization is paramount,” said Binter’s Vice President, Rodolfo Núñez, who recalled that the airline will celebrate its 30 years in 2019, with a very modern fleet. “We are convinced that the E195-E2 is the ideal aircraft model for our operations,” he said.

Embraer is the world’s leading manufacturer of commercial jets up to 150 seats. The Company has 100 customers from all over the world operating the ERJ and E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged more than 1,800 orders and 1,400 deliveries, redefining the traditional concept of regional aircraft.

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer